

Mainstem Malt, SPC. (the "Company") a Washington State social purpose corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Mainstem Malt, SPC.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 13th, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	27,461	98,887
Accounts Receivable	62,559	30,099
Inventory	136,338	135,924
Notes Receivable - Related Party	-	101,528
Interest Receivable - Related Party	1,611	378
Total Current Assets	227,968	366,816
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	17,349	21,923
Equipment - Build in Process	25,252	241,526
Total Non-Current Assets	42,601	263,449
TOTAL ASSETS	270,569	630,264
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	86,563	128,024
Accrued Interest	507	992
Other Accrued Expenses	434	10,035
Total Current Liabilities	87,504	139,050
Long-term Liabilities		
Loans Payable	25,000	94,129
Total Long-Term Liabilities	25,000	94,129
TOTAL LIABILITIES	112,504	233,179
EQUITY		
Common Stock	10,000	10,000
Preferred Series A	3,200	3,867
Additional Paid in Capital	493,746	586,083
Accumulated Deficit	(348,881)	(202,864)
Total Equity	158,065	397,086
TOTAL LIABILITIES AND EQUITY	270,569	630,264

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	435,792	379,529
Cost of Sales	401,056	325,106
Gross Profit	34,736	54,423
Operating Expenses		
Advertising and Marketing	637	3,540
General and Administrative	173,030	234,420
Depreciation	4,574	2,570
Total Operating Expenses	178,241	240,530
Operating Income (loss)	(143,504)	(186,106)
Other Income		
Interest Income	1,233	1,275
Grants	31,202	-
Total Other Income	32,435	1,275
Other Expense		
Loss on Sale of Asset	34,948	-
Total Other Expense	34,948	-
Provision for Income Tax	-	-
Net Income (loss)	(146,017)	(184,832)

Statement of Cash Flows

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(146,017)	(184,832)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	4,574	2,570
Accounts Payable	3,052	48,423
Accrued Liabilities	(10,085)	11,027
Inventory	(413)	(41,260)
Accounts Receivable	(32,461)	(13,811)
Prepaids	-	422
Loss on Disposal of Equipment	34,948	-
Equity Based Compensation Expense	6,996	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	6,611	7,371
Net Cash provided by (used in) Operating Activities	(139,406)	(177,461)
INVESTING ACTIVITIES		
Proceeds from Sale of Equipment	179,026	-
Equipment Purchases	-	(251,863)
Leasehold Improvements	-	(10,099)
Net Cash provided by (used by) Investing Activities	179,026	(261,963)
FINANCING ACTIVITIES		
Equity Issuances	-	230,000
Loan Proceeds	25,000	153,641
Payments on Debt	(138,641)	(24,793)
Unclassified	2,595	(378)
Net Cash provided by (used in) Financing Activities	(111,047)	358,470
Cash at the beginning of period	98,887	179,840
Net Cash increase (decrease) for period	(71,427)	(80,953)
Cash at end of period	27,460	98,887

Statement of Changes in Shareholder Equity

	Common Stock Units	Common Stock $	Additional Paid-in Capital $	Preferred - Series A Units	Preferred - Series A $	Additional Paid-in Capital $	Stock subscription receivable	Retained Earnings	Total Equity
Balance January 1, 2019	10,000,000	10,000	59,950	-	-	-	-	(18,033)	51,917
Issuance of Stock	-	-	198,333	3,866,667	3,867	327,800	-	-	530,000
Net Loss	-	-	-	-	-	-	-	(184,832)	(184,832)
Balance at December 31, 2019	10,000,000	10,000	258,283	3,866,667	3,867	327,800	-	(202,864)	397,086
Repurchase of Stock	-	-	-	(666,667)	(667)	(99,333)			(100,000)
Vesting of Stock Options	-	-	-	-	-	6,996	-	-	6,996
Stock subscription receivable	-	-	-	666,667	667	-	(667)	-	-
Net Loss	-	-	-	-	-	-	-	(146,017)	(146,017)
Balance at December 31, 2019	10,000,000	10,000	258,283	3,866,667	3,867	235,462	(667)	(348,881)	158,065

Mainstem Malt, SPC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Mainstem Malt, SPC ("the Company") was formed in Washington on May 30th, 2018. The company earns revenue via the distribution of raw materials to distillers and brewers throughout the United States.

The company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's sole performance obligation with respect to substantially all of its customer contracts is the delivery of malt and grain to distillers and brewers throughout the US. Revenue is recognized at the time of delivery.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Computer Software	3	6,990	3,495		3,495
Office furniture	5	3,348	893		2,455
Leasehold Improvements	15	10,099	954		9,146
Forklift	5	4,507	2,253		2,253
Malting equipment	7	239,226	0	213,974	25,252
Grand Total	**-**	**264,170**	**7,595**	**213,974**	**42,601**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consists of the following components as of December 31:

	2020	2019
Raw Materials	6,329	7,231
Work in Process	106,493	62,987
Finished Goods	23,515	65,705
Total	136,338	135,924

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The Company accounts for equity instruments issued to employees and nonemployees as compensation and consulting expenses. The Company estimates the grant date fair value of stock option awards using the Black-Scholes pricing model for stock option awards granted. The guidance requires all share-based payments to be recognized in the financial statements based on their grant date fair values.

The Company recognizes compensation cost for awards with graded vesting on a straight-line basis over the remaining requisite service period. All vesting tranches in the aggregate are valued as one award over the average expected term.

Key Inputs of Fair Value Determination of Equity Based Compensation

Input	Weighted Average Value	Fair Value Hierarchy
Fair Value of Underlying Stock	0.15	Tier 3
Exercise Price	0.15	Actual
Years to Maturity	5	Actual
Risk Free Rate	1.56%	Tier 1
Annualized Volatility	70%	Tier 3

	# of Shares under Option	Weighted- Average Exercise Price
Outstanding at January 1st, 2020	-	$ -
Granted	100,000	$ 0.15
Vested	100,000	$ 0.15
Exercised	-	$ -
Forfeited/terminated	-	$ -
Outstanding at December 31st, 2020	100,000	$ 0.15

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

SBA Loan – As of December 31st, 2020 the company had outstanding $25k in SBA loans accruing interest at 3.75% maturing 2050 requiring monthly payments of $122.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	284
2022	512
2023	531
2024	552
2025 and beyond	23,121

NOTE 6 – EQUITY

The company has authorized 15,000,000 of common shares and 25,000,000 of preferred shares with a par value of $0.001 per share. 10,000,000 common shares and 3,866,667 preferred shares were issued and outstanding as of 2020.

Common Stock

Each holder of outstanding shares of Common Stock are entitled to one vote for each outstanding share of Common Stock held.

Preferred Stock

Each holder of outstanding shares of Preferred Stock will be entitled to one (1) vote for each outstanding share of Preferred Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding will be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment will be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one (1) times the Original Issue Price, plus any Accruing Dividends unpaid thereon together with any other dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the Available Assets will be insufficient to pay the holders of shares of Preferred Stock the full amount to which they will be entitled such holders will share in any distribution of the Available Assets on a pari passu and pro rata basis according to the number of shares of Preferred Stock held by each holder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 17, 2021, the date these financial statements were available to be issued.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Concentration Risk

43% of the company's revenue is derived from a single company. Should that company cease to be a customer there would be a material impact on our financial results.